Exhibit 99.1

eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

To the shareholders of eFuture Information Technology Inc.	November 11, 2009 Beijing, China

To our shareholders:

It is my pleasure to invite you to attend our 2009 Annual Meeting of Shareholders on December 4, 2009, at 10:00 a.m., Beijing time. The meeting will be held at our company’s office at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.

The matters to be acted upon at the meeting are described in the Notice of 2009 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on our company’s performance and operations during the fiscal year ended December 31, 2008 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. WE MUST RECEIVE YOUR PROXY BY 5:00 P.M. BEIJING TIME ON DECEMBER 3, 2009 IN ORDER FOR IT TO BE COUNTED, AND WE MUST RECEIVE ANY REVOCATION OF YOUR PROXY AT OR BEFORE THIS SAME TIME IN ORDER FOR THE REVOCATION TO BE EFFECTIVE. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Troe Wen
Troe Wen
Secretary

eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on December 4, 2009

NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of eFuture Information Technology Inc. will be held on December 4, 2009 at 10:00 a.m., Beijing time, at our offices located at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China, for the following purposes:

1. To elect three (3) Class I directors to serve until the annual meeting of shareholders in 2012 or until their successors are duly elected and qualified.

2(A). To increase the number of members of our company’s Board of Directors from seven (7) persons to a range of seven (7) to eleven (11) persons and to make such changes to our Articles of Association as may be necessary to reflect the increase in the size of the Board of Directors

2(B). To elect one (1) Class II director to serve until the annual meeting of shareholders in 2010 or until his successor is duly elected and qualified, and to elect one (1) Class III director to serve until the annual meeting of shareholders in 2011 or until his successor is duly elected and qualified.

Note: Proposal 2(A) must be approved in order for either of the nominees under Proposal 2(B) to be elected. If Proposal 2(A) is not approved, neither of the nominees under Proposal 2(B) will be elected, even if they otherwise receive a plurality vote.

3. To approve the 2009 Share Incentive Plan recommended by the Board of Directors.

4. To approve the split of our shares at such time and on such terms as the Board of Directors may determine and to approve such changes to our Memorandum of Association as may be necessary to reflect the share dividend.

5. To transact such other business as may properly come before the annual general meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Holders of record of our ordinary shares at the close of business on November 2, 2009 are entitled to vote at the annual general meeting and any adjournment or postponement thereof, in accordance with the terms herein described.

FOR THE BOARD OF DIRECTORS

/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer

Beijing, China
November 11, 2009

YOUR VOTE IS IMPORTANT
To ensure your representation at the annual general meeting, you are urged to mark, sign, date and return the enclosed proxy as promptly as possible in the accompanying envelope.

eFuture Information Technology Inc.
PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our Board of Directors for use at the annual general meeting of shareholders to be held on December 4, 2009 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China.

This proxy statement and the form of proxy are first being mailed to shareholders on or about November 11, 2009. We must receive any proxy by 5:00 p.m. Beijing time on December 3, 2009 in order for it to be counted.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, par value $0.0756 per share (“ordinary shares” or “shares”), by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to the attention of Troe Wen, our Secretary. We must receive any written revocation or change of proxy by 5:00 p.m. Beijing time on December 3, 2009 in order for the revocation to be effective.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on November 2, 2009 are entitled to vote at the annual general meeting. As of November 2, 2009, 3,362,241 of our ordinary shares were issued and outstanding. The presence of at least fifty percent of our eligible shares in person or by proxy will constitute a quorum for the transaction of business at the annual general meeting. If we do not have a quorum at the annual general meeting, the meeting may be rescheduled. At such a rescheduled meeting, the presence of at least one third (1/3) of our eligible shares in person or by proxy shall constitute a quorum for the transaction of business.

Voting and Solicitation

Each share outstanding on the record date is entitled to one vote. Voting at the annual general meeting will be taken by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.

Our company will bear the costs of soliciting proxies. Our directors, officers and regular employees may solicit proxies, without additional compensation, in person or by telephone or electronic mail. We will furnish copies of solicitation materials to banks, brokerage houses, fiduciaries and custodians holding in their names our shares or beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our shares for their costs of forwarding solicitation materials to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed and returned by holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted “FOR” each of the candidates for the Board of Directors in Proposals 1 and 2(B); “FOR” the matters presented in Proposals 2(A), 3, 4 and 5; and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Approval of Proposals

In order to be “approved”, the proposals to be considered at the Annual Meeting of shareholders must receive a sufficient number of votes in favor of approval, which amount varies according to the proposal. With the exception of Proposal 2(A), all of the proposals are considered ordinary resolutions which are deemed approved upon the affirmative vote of a simple majority of the shares present at a meeting with quorum.  Proposal 2(A) is a special resolution which is deemed approved upon the affirmative vote of two-thirds (2/3) of the shares present at a meeting with quorum. In particular, the proposals require the following number of votes:

Proposal 1.  The nominees receiving the highest number of “FOR” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. Any proxy given will be voted “FOR” each of the nominees for director listed on the proxy unless a properly executed proxy card is marked “WITHHOLD” as to a particular nominee or nominees for director.

Proposal 2(A). The approval of the change of the number of members of our company’s Board of Directors from seven (7) persons to a range of seven (7) to eleven (11) persons requires that two-thirds (2/3) of the votes cast at the meeting be voted “FOR” the proposal.  A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Proposal 2(B). The nominees receiving the highest number of “FOR” votes will be elected as directors in the newly created director positions. This number is called a plurality. Shares not voted will have no impact on the election of directors. Any proxy given will be voted “FOR” each of the nominees for director listed on the proxy unless a properly executed proxy card is marked “WITHHOLD” as to a particular nominee or nominees for director.

Note: Proposal 2(A) must be approved in order for either of the nominees under Proposal 2(B) to be elected. If Proposal 2(A) is not approved, neither of the nominees under Proposal 2(B) will be elected, even if they otherwise receive a plurality vote.

Proposal 3.  The approval of the 2009 Share Incentive Plan requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Proposal 4.   The approval of the split of our shares at such time and on such terms as the Board of Directors may determine requires that a majority of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

Other Matters.  If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Deadline for Shareholder Proposals

Proposals which our shareholders wish to be considered for inclusion in our proxy statement and proxy card for the 2010 annual general meeting must be received by July 9, 2010 at 8/F TopNew Tower 2, 15 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China and must comply with the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The submission of a proposal does not assure that it will be included in the proxy statement or the proxy card.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each of the nominees listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive $2,000 per Board of Directors meeting attended. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Directors did not receive any share award, option, non-equity incentive plan, pension, non-qualified deferred or other compensation in 2008.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and our company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and our director independence standards. We believe that our company meets the independence standards adopted by the Securities and Exchange Commission (“SEC”) and the NASDAQ Capital Market.

What role does the Corporate Governance Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Corporate Governance Committee are to (i) assess the performance of the Board; and (ii) consider and make recommendations to the Board with respect to the nominations or elections of directors and other governance issues. In addition to identifying potential nominees for the Board, the Corporate Governance Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Corporate Governance Committee’s charter is available in print upon request. The Corporate Governance Committee’s charter is also available on our website at www.e-future.com.cn. The Corporate Governance Committee of the Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Corporate Governance Committee independent?

Yes. All members of the Corporate Governance Committee have been determined to be independent by the Board of Directors.

How does the Corporate Governance Committee identify and evaluate nominees for director?

The Corporate Governance Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified our company that they do not wish to stand for re-election. The Corporate Governance Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although we did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Corporate Governance Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to our company and our business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management.

What are the Corporate Governance Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Corporate Governance Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of our company at our business address:
•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;
•	documentation establishing that the shareholder making the recommendation is an eligible shareholder;
•	the written consent of the candidate to serve as a director of our company, if elected; and
•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made.
If the candidate is to be evaluated by the Corporate Governance Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of our company, a completed statement regarding conflicts of interest, and a waiver of liability for background check from the candidate.

What are the minimum qualifications required to serve on the Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Corporate Governance Committee:
•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;
•	A director must be prepared to represent the best interests of all shareholders, and not just one particular constituency;
•	A director must have a record of professional accomplishment in his or her chosen field; and
•	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other characteristics does the Corporate Governance Committee consider?

The Corporate Governance Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

Does our company have a Code of Conduct?

Our company has adopted a Code of Conduct, which is applicable to all of our directors, officers and associates, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Conduct is available in print upon request. Our Code of Conduct is also available on our website at www.e-future.com.cn.

How often did the Board meet in fiscal 2008?

The Board of Directors met eight (8) times during fiscal 2008. Each committee of the Board of Directors met two (2) times during fiscal 2008. Each incumbent director attended at least 75% of the meetings of the Board of Directors and of the standing committees of which he or she was a member during fiscal 2008. We have not adopted a formal policy regarding Board of Directors attendance at annual meetings of shareholders.

How may shareholders communicate with the Board of Directors as a whole, individual Board committees, or individual members of the Board of Directors?

Shareholders and others who are interested in communicating directly with the Board as a whole, a Board committee or individual members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Board of Directors, Board Committee(s) and/or or Individual Director(s)
c/o Secretary
eFuture Information Technology Inc.
8/F TopNew Tower 2
15 Guanghua Road
Chaoyang District
Beijing 100026, People’s Republic of China

All communications will be compiled by the Secretary and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

What are the committees of the Board?

During fiscal 2008, the Board of Directors had standing Audit, Corporate Governance, and Compensation Committees. The members of each of the committees as of November 2, 2009, their principal functions and the number of meetings held during the fiscal year ended December 31, 2008 are shown below.

Compensation Committee

The members of the Compensation Committee are:

John Dai, Chair
Dong Cheng, Ph.D.
Brian Lin

The Compensation Committee held two (2) meetings during the fiscal year ended December 31, 2008. The Compensation Committee’s charter is available on our website at www.e-future.com.cn and in print upon request. The Compensation Committee’s principal responsibilities include:
•	Making recommendations to the Board of Directors concerning executive management organization matters generally;
•
In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

•	Making recommendations to the Board of Directors regarding all contracts of our company with any officer for remuneration and benefits after termination of regular employment of such officer;
•	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and
•	Administering our formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While our executives will communicate with the Compensation Committee regarding executive compensation issues, the executive officers do not participate in any executive compensation decisions.

Audit Committee

The Audit Committee of the Board of Directors is composed of three directors, each of whom is an “independent director” as that term is defined under NASDAQ Stock Market listing standards. The members of the Audit Committee are:

Brian Lin, Chair
Dong Cheng, Ph.D.
Dennis O. Laing

The Audit Committee held two (2) meetings during the fiscal year ended December 31, 2008. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of our company’s financial statements and the independence of its external auditors. Our company believes that each of the members of the Audit Committee is “independent,” and Mr. Lin qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:
•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of our company;
•
Meet with the independent auditors and management of our company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•
Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of our company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

•	Review the internal accounting function of our company, the proposed audit plans for the coming year and the coordination of such plans with our independent auditors;
•
Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

•
Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of our financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources and succession planning within our company;
•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and
•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Corporate Governance Committee

The members of the Corporate Governance Committee are:

Dong Cheng, Ph.D., Chair
John Dai
Dennis O. Laing

The Corporate Governance Committee held two (2) meetings during the fiscal year ended December 31, 2008. All members of the Corporate Governance Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Corporate Governance Committee undertakes to:
•
Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of our company;

•	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;
•	Oversee the process of evaluation of the performance of the Board of Directors and committees;
•	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;
•
Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

•	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

PROPOSAL 1
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

Nominees for election as Class I members of the Board of Directors to serve three year terms expiring in 2012:

Ming Zhu
Class I Director Nominee
Age – 50

Mr. Zhu has served as a director since 2005. Since 1994, Mr. Zhu has been an international business consultant with RMCC International, Inc., a Richmond, Virginia based import/export consulting firm. Mr. Zhu received a bachelor’s degree in English from Beijing Second Foreign Language Institute and a master’s degree in tourism and business from Virginia Commonwealth University.

Dong Cheng, Ph.D.
Class I Independent Director Nominee
Age – 41

Dr. Cheng has served as a director since 2005. Since 2002, Dr. Cheng has served as a Full Professor at the Business School at Renmin University of China. From 1995 to 2002, Dr. Cheng served as an Associate Professor at Renmin University, and from 1993 to 1995, Dr. Cheng served as an Assistant Professor at Renmin University. Dr. Cheng has written numerous articles on the development of Chinese business practices. Dr. Cheng received a bachelor’s degree and a master’s degree in computer software from Xi’an Jiao Tong University in China. He also received a doctorate degree in Business Administration from Renmin University and was a doctorate candidate in Computer Science from Peking University in Beijing, China.

Brian Lin
Class I Independent Director Nominee
Age – 44

 Mr. Lin is currently the Chief Executive Officer and a director of China Fire & Security Group, Inc. (NASDAQ: CFSG), a leading total solution provider of industrial fire protection systems in China. Prior to joining China Fire & Security, from 2001 to 2005, Mr. Lin served as CEO of Beijing Linkhead Technologies. Prior to Linkhead, Mr. Lin was Director of R&D, Value-added Services Division of UTStarcom and held various management and technical positions with Nortel Networks, Motorola and Tandem Telecom in the United States. Mr. Lin received a bachelor’s degree in electrical engineering from Huazhong University of Science and Technology, China and a master’s degree in Electrical Engineering from University of Toronto, Canada.

THE BOARD RECOMMENDS A VOTE “FOR”
THE ELECTION OF EACH OF THESE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL 2(A)
INCREASE SIZE OF BOARD OF DIRECTORS
(ITEM 2(A) ON THE PROXY CARD)

Our Articles of Association provide that our Board of Directors shall consist of seven (7) persons.  Under the laws of the Cayman Islands, we may amend this provision and increase the size of our Board of Directors by special resolution.  A special resolution requires the approval of two-thirds (2/3) of the votes cast at a meeting of our shareholders.

Our Board of Directors has recommended that our Articles of Association be amended to increase the size of our Board of Directors to a range of seven (7) to eleven (11) persons.  To the extent the size of Board of Directors increases, we will make every effort to ensure that the Board of Directors is divided into Class I, II and III directors as evenly as possible.

The approval of the amendment of our Articles of Association to increase the size of our Board of Directors requires that two-thirds (2/3) of the votes cast at the meeting be voted “FOR” the proposal. A properly executed proxy card marked “ABSTAIN” with respect to this proposal will not be voted.

The affirmative vote of the holders of two-thirds (2/3) of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal 2(A).  Unless otherwise indicated, the shares represented by the proxies being solicited will be voted “FOR” the amendment to our Articles of Association increasing the size of our Board of Directors to a range of seven (7) to eleven (11) persons.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR”
THE AMENDMENT TO OUR ARTICLES OF ASSOCIATION
INCREASING THE SIZE OF OUR BOARD OF DIRECTORS
TO A RANGE OF SEVEN (7) TO ELEVEN (11) PERSONS.

PROPOSAL 2(B)
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 2(B) ON THE PROXY CARD)

Nominee for election as Class II member of the Board of Directors to serve one year term expiring in 2010:

Weiquan Ren
Class II Director Nominee
Age – 47

Since 2006, Mr. Ren has served as a senior partner at Cybernaut-Capital.  Since 2007, Mr. Ren has served as the vice dean at Zhejiang University Institute, International. Previously, Mr. Ren held senior management positions at Peking University Founder Group Corp from 1993 to 2006.  Mr. Ren also previously served as the CEO at Founder Electronics (Hong Kong listed company HK 0418) from 2001 to 2006, the vice president at Founder Technology Group Corp. (Shanghai listed company 600601) from 1998 to 2001, and the general manager at the Eastern China Region of Founder Group in 1998 and the general manager at Hangzhou branches of Founder Group from 1998 to 2001. Before joining Founder, Mr. Ren was a university professor for seven years.  Mr. Ren received his Master of Engineering degree from the Department of Electric Machine Engineering at Zhejiang University in 1989 and his Bachelor of Engineering degree from the Department of Information Science and Electronic Engineering, Zhejiang University in 1983.

Nominee for election as Class III member of the Board of Directors to serve two year term expiring in 2011:

Deliang Tong
Class III Director Nominee
Age – 44

Mr. Tong has served as our Chief Operating Officer since July 1, 2008 and also serves as the President of our wholly-owned subsidiary, eFuture (Beijing). Mr. Tong founded Guangzhou Royalstone System Integration Co. Ltd. in 1992, and served as its Chairman and CEO. Mr. Tong received a bachelor’s degree in electronics and a master’s degree in software engineering from the University of Electronic Science and Technology of China. Mr. Tong served as department manager for Sichuan Xinchao Computing Group from 1989 to 1991. Mr. Tong also served as the general manager for the south for Beijing Stone Group from 1991 to 1992.

Note: Proposal 2(A) must be approved in order for either of the nominees under Proposal 2(B) to be elected. If Proposal 2(A) is not approved, neither of the nominees under Proposal 2(B) will be elected, even if they otherwise receive a plurality vote.

THE BOARD RECOMMENDS A VOTE “FOR”
THE ELECTION OF EACH OF THESE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL 3
APPROVAL OF THE 2009 SHARE INCENTIVE PLAN
(ITEM 3 ON THE PROXY CARD)

What am I voting on?

Our Board of Directors recommended adoption of the 2009 Share Incentive Plan (the “2009 Plan”) on May 20, 2009, subject to approval by the shareholders of our company.

The Board of Directors believes that the 2009 Plan will advance the long-term success of our company by encouraging share ownership among key employees and members of the Board who are not employees (“Nonemployee Directors”).

On October 30, 2009, the Board of Directors approved grants of options under the 2009 Plan that will be effective December 11, 2009, at the closing price of the Company’s ordinary shares, in the event the 2009 Plan is approved.  If the 2009 Plan is not approved, none of these option grants will be made.

How is the 2009 Plan administered?

The 2009 Plan is administered by the Compensation Committee of the Board of Directors (the “Committee”). Awards made to Nonemployee Directors will be approved by the Board. The 2009 Plan provides the Committee flexibility to design compensatory awards that are responsive to our company’s needs. Subject to the terms of the 2009 Plan, the Committee has the discretion to determine the terms of each award. The Committee may delegate to one or more officers of our company the authority to grant awards to participants who are not directors or executive officers of our company. The Committee must fix the total number of shares that may be subject to grants made under this delegation.

What kind of awards may be granted?

Awards under the 2009 Plan may be in the form of options or restricted or incentive shares. The Company may register the 2009 Plan by filing a Form S-8 Registration Statement with the Securities and Exchange Commission

Who is eligible to receive awards?

Employees of the Company and Nonemployee Directors may be selected by the Committee to receive awards under the 2009 Plan. The benefits or amounts that may be received by or allocated to participants under the 2009 Plan will be determined at the discretion of the Committee and are not presently determinable.

How many shares are available for issuance under the 2009 Plan?

The maximum number of shares as to which share awards may be granted under the 2009 Plan is 332,000 shares. The closing price of the Company’s ordinary shares on November 2, 2009, the record date for this annual meeting, was $8.00, as reported on the NASDAQ Capital Market.

Are there limits on grants to individual participants or other grant limits?

Yes. No participant may receive awards during any one calendar year representing more than 100,000 shares. This limit is subject to adjustment by the Committee as provided in the 2009 Plan for share splits, share dividends, recapitalizations and other similar transactions or events.

Upon what terms may options be awarded?

Options may be either incentive share options or nonqualified share options, provided that only employees may be granted incentive share options. The option may specify that the option price is payable (i) in cash, (ii) by the transfer to the Company of unrestricted shares, (iii) with any other legal consideration the Committee may deem appropriate or (iv) by any combination of the foregoing. No share option may be exercised more than 10 years from the date of grant. Each grant may specify a period of continuous employment or service with the Company or any subsidiary that is necessary before the share option or any portion thereof will become exercisable and may provide for the earlier exercise of the option in the event of a change in control of the Company or similar event.

Upon what terms may restricted shares be awarded?

An award of restricted shares involves the immediate transfer by the Company to a participant of ownership of a specific number of shares in return for the performance of services. The participant is entitled immediately to voting, dividend and other ownership rights in such shares, subject to the discretion of the Committee. The transfer may be made without additional consideration from the participant. The Committee may specify performance objectives that must be achieved for the restrictions to lapse. Restricted shares must be subject to a “substantial risk of forfeiture” within the meaning of Internal Revenue Code (“Code”) Section 83 for a period to be determined by the Committee on the grant date and any grant or sale may provide for the earlier termination of such risk of forfeiture in the event of a change of control of the Company or similar event.

Upon what terms may incentive shares be awarded?

An award of incentive shares granted under the 2009 Plan represents the right to receive a specific number of shares at the end of a specified deferral period. Any grant of deferred shares may be further conditioned upon the attainment of performance objectives. The grant may provide for the early termination of the deferral period in the event of a change in control of the Company or similar event. During the deferral period, the participant is not entitled to vote or receive dividends on the shares subject to the award, but the Compensation Committee may provide for the payment of dividend equivalents on a current or deferred basis. The grant of deferred shares may be made without any consideration from the participant other than the performance of future services.

Are awards made under the 2009 Plan transferable?

Except as provided below, no award under the 2009 Plan may be transferred by a participant other than by will or the laws of descent and distribution, and share options and share appreciation rights may be exercised during the participant’s lifetime only by the participant or, in the event of the participant’s legal incapacity, the guardian or legal representative acting on behalf of the participant. The Committee may expressly provide in an award agreement (other than an incentive share option) that the participant may transfer the award to a spouse or lineal descendant, a trust for the exclusive benefit of such family members, a partnership or other entity in which all the beneficial owners are such family members, or any other entity affiliated with the participant that the Committee may approve.

When does the 2009 Plan terminate?

The 2009 Plan will terminate on the tenth anniversary of the date it is approved by shareholders, and no award will be granted under the plan after that date.

How can the 2009 Plan be amended?

The 2009 Plan may be amended by the Board of Directors, but without further approval by the shareholders of the Company no such amendment may increase the limitations set forth in the 2009 Plan on the number of shares that may be issued under the 2009 Plan or any of the limitations on awards to individual participants. The Board may condition any amendment on the approval of the shareholders if such approval is necessary or deemed advisable with respect to the applicable listing or other requirements of a national securities exchange or other applicable laws, policies or regulations.

What are the tax consequences of the 2009 Plan?

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the 2009 Plan. This summary is not intended to be exhaustive and does not describe state or local tax consequences.

In general, an optionee will not recognize income at the time a nonqualified share option is granted. At the time of exercise, the optionee will recognize ordinary income in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares on the date of exercise. At the time of sale of shares acquired pursuant to the exercise of a nonqualified share option, any appreciation (or depreciation) in the value of the shares after the date of exercise generally will be treated as capital gain (or loss).

An optionee generally will not recognize income upon the grant or exercise of an incentive share option. If shares issued to an optionee upon the exercise of an incentive share option are not disposed of in a disqualifying disposition within two years after the date of grant or within one year after the transfer of the shares to the optionee, then upon the sale of the shares any amount realized in excess of the option price generally will be taxed to the optionee as long-term capital gain and any loss sustained will be a long-term capital loss. If shares acquired upon the exercise of an incentive share option are disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to any excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares) over the option price paid for the shares. Any further gain (or loss) realized by the optionee generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

Subject to certain exceptions for death or disability, if an optionee exercises an incentive share option more than three months after termination of employment, the exercise of the option will be taxed as the exercise of a nonqualified share option. In addition, if an optionee is subject to federal “alternative minimum tax,” the exercise of an incentive share option will be treated essentially the same as a nonqualified share option for purposes of the alternative minimum tax.

A recipient of restricted shares generally will be subject to tax at ordinary income rates on the fair market value of the restricted shares (reduced by any amount paid by the recipient) at such time as the shares are no longer subject to a risk of forfeiture or restrictions on transfer for purposes of Code Section 83. However, a recipient who so elects under Code Section 83(b) within 30 days of the date of transfer of the restricted shares will recognize ordinary income on the date of transfer of the shares equal to the excess of the fair market value of the restricted shares (determined without regard to the risk of forfeiture or restrictions on transfer) over any purchase price paid for the shares. If a Code Section 83(b) election has not been made, any dividends received with respect to restricted shares that are subject at that time to a risk of forfeiture or restrictions on transfer generally will be treated as compensation that is taxable as ordinary income to the recipient.

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or subsidiary for which the participant performs services will be entitled to a corresponding deduction, provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an “excess parachute payment” within the meaning of Code Section 280G and is not disallowed by the $1,000,000 limitation on certain executive compensation under Section 162(m) of the Internal Revenue Code.

Where can I get a copy of the 2009 Plan?

This summary is not a complete description of all provisions of the 2009 Plan. A copy of the 2009 Plan is attached hereto as Exhibit A.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal Three. Unless otherwise indicated, the shares represented by the proxies being solicited will be voted FOR the approval of the 2009 Plan.

THE BOARD AND THE AUDIT COMMITTEE RECOMMEND
A VOTE “FOR” THE APPROVAL OF THE 2009 SHARE INCENTIVE PLAN.

PROPOSAL 4
AUTHORIZATION OF SHARE SPLIT
(ITEM 4 ON THE PROXY CARD)

Our Board of Directors has approved, and is recommending to shareholders for approval at the Annual Meeting, a proposal to approve the split (as described herein, the “Split”) of our ordinary shares at such time and on such terms as the Board of Directors may determine. If this Proposal Four is approved, on a record date established by our Board of Directors each issued and outstanding ordinary share, par value US $0.00756 per share, would be subdivided into the number of shares, and our currently authorized share capital of 6,613,756 ordinary shares, par value US $0.00756 per share, would be subdivided into the number of ordinary shares, determined by our Board of Directors in their sole and absolute discretion.

The purpose of this Proposal Four is to allow our Board of Directors to effect a Split of our ordinary shares in their discretion. The Split will increase the number of ordinary shares held in the public market, and the Board of Directors believes that this will place the market price per share of the ordinary shares in a range that is more affordable to investors, particularly individuals. As a result, potentially more investors would be able to buy our shares and provide more liquidity in each shareholder’s investment. We cannot be certain that these effects will occur.

If this Proposal Four is approved by the shareholders, the Board of Directors may, in its discretion, set and publicly announce (a) a record date for determining shareholders entitled to the Split; (b) the ratio by which we will subdivide our issued and outstanding ordinary shares and our authorized share capital; and (c) the effective date of the Split. If this Proposal Four is approved by the shareholders and should the Board of Directors choose to effect a Split, we also will apply to the NASDAQ Stock Market for the listing of the additional shares that would be issued as a result of the Split.

Manner of Split.  The Board of Directors has recommended that the shareholders approve this Proposal Four, granting the Board of Directors the power to effect the Split in a manner determined by the Board in its discretion.  If this Proposal Four is approved by the shareholders, the Board will have the discretion to effect the Split for a period of three (3) years.  The Board’s right to effect the Split in its discretion shall expire upon the third anniversary of the 2009 Annual Meeting of Shareholders unless extended by the shareholders.  The Board believes that the flexibility granted by structuring the Split in this way will allow our Company to increase trading volume of our shares, make our shares more affordable to our largely individual shareholder base and provide greater opportunities to engage in acquisitions using our shares, while reducing the likelihood of “over-splitting” our shares.

A vote in favor of the Split will authorize the Board of Directors, in its discretion and without further vote of the shareholders, to effect the Split in its discretion at any time before the third anniversary of the 2009 Annual Meeting of Shareholders.  The Board of Directors shall not be obligated to complete the Split at any particular time or at all, if it determines, in its discretion, that the Split should not be implemented.

FOLLOWING THE STOCK SPLIT, EXISTING CERTIFICATES REPRESENTING ORDINARY SHARES, PAR VALUE US $0.00756 PER SHARE, WOULD BE DEEMED TO REPRESENT THE SAME NUMBER OF ORDINARY SHARES HAVING A PAR VALUE PER SHARE EQUAL TO THE SPLIT RATIO SELECTED BY THE BOARD OF DIRECTORS. EXISTING CERTIFICATES WILL NOT BE EXCHANGED FOR NEW CERTIFICATES AND CERTIFICATES SHOULD NOT BE RETURNED TO OUR COMPANY OR ITS TRANSFER AGENT UNTIL THE SHARES REPRESENTED BY THE CERTIFICATE ARE TRANSFERRED.

There are no preemptive rights with respect to the Shares, and shareholders will not have any dissenters’ or appraisal rights in connection with adoption of this Proposal Four. The additional shares issuable upon the effective date of the stock split would have the identical powers, preferences and rights as the currently outstanding shares. Adoption of this Proposal Four would not affect the rights of the holders of currently outstanding shares, except for rights incidental to increasing the number of shares outstanding. Appropriate adjustments will be made to share options granted under our equity incentive and other employee incentive plans.

Assuming transactions of an equivalent dollar amount, brokerage commissions on purchases and sales of shares after the stock split may be higher than before the share split because the same ownership interest would be represented by a greater number of shares.

Tax Effect of the Split

Under existing United States federal income tax laws, the proposed Split would not result in any gain or loss or realization of taxable income to owners of shares. The cost basis for tax purposes of the new shares and retained shares would, combined, be equal to the cost basis for tax purposes of the corresponding shares immediately preceding the Split. The holding period for each additional share issued pursuant to the Split would be deemed to be the same as the holding period for the original share. The laws of jurisdictions other than the United States may impose income taxes on the receipt of additional shares pursuant to the Split.

This summary is based upon the Internal Revenue Code, existing and proposed Treasury Regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as in effect on the date of this Proxy Statement, and all of which are subject to change, possibly on a retroactive basis. Any such change could affect the continuing validity of this discussion. This discussion does not address the effect of any applicable state, local or foreign tax laws. The foregoing summary does not purport to be a complete analysis of all potential tax effects of the stock split. Each shareholder is urged to consult with his or her own tax advisor to determine the particular tax consequences to such shareholder of the stock split, including the applicability and effect of state, local and foreign tax laws and the possible effects of any changes in U.S. federal or other applicable tax laws.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this Proposal Four.   Unless otherwise indicated, the shares represented by the proxies being solicited will be voted FOR the approval of this Proposal Four.

THE BOARD OF DIRECTORS RECOMMENDS
A VOTE “FOR” APPROVAL OF THE SHARE SPLIT.

OTHER INFORMATION

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information known to us with respect to the beneficial ownership as of November 2, 2009 (unless otherwise indicated) by:
•	All persons who are beneficial owners of five percent or more of our ordinary shares,
•	Each of our directors,
•	our current Chief Executive Officer and our Chief Financial Officer, and
•	All current directors and executive officers as a group.

As of November 2, 2009, 3,362,241 of our ordinary shares were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.

	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Adam Yan, Chief Executive Officer and Director(3)	388,050	11.5%
Ping Yu, Chief Financial Officer and Director(4)	3,000	*
Dennis O. Laing, Director	—	—
Ming Zhu, Director	—	—
Dong Cheng, Ph.D., Director(4)	3,600	*
Brian Lin, Director	—	—
John Dai, Director	—	—
All directors and executive officers as a group (12 people)(5)	664,682	19.8%

Five percent Shareholders not mentioned above
Hudson Bay Overseas Fund Ltd.	237,772	7.1%
Hudson Bay Fund, LP	194,489	5.8%
The Zhu-Xu 2006 Charitable Remainder Unitrust	397,175	11.8%

*	Less than 1%.
(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the ordinary shares.
(2)	The number of our ordinary shares outstanding used in calculating the percentage for each listed person includes the ordinary shares underlying options held by such person.
(3)	Includes currently exercisable options to purchase 4,622 ordinary shares.
(4)	Represents currently exercisable options to purchase ordinary shares.
(5)	Includes currently exercisable options to purchase 15,203 ordinary shares.

Summary Compensation Table

The following table sets forth certain information concerning compensation paid during 2006, 2007 and 2008 to our Chief Executive Officer. Our company did not employ our Chief Financial Officer during 2006.

		Annual Compensation		Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary (RMB)	Bonus (RMB)	Option Awards (RMB)	All Other Compensation (RMB)	Aggregate Compensation (RMB)
Adam Yan	2008	¥312,119	¥210,951	¥0	¥0	¥523,070
Chairman and Chief Executive Officer	2007	¥250,973	¥56,088	¥0	¥0	¥307,061
	2006	¥193,056	¥58,622	¥0	¥0	¥251,678

Ping Yu	2008	¥261,924	160,000	¥0	¥0	¥421,924
Chief Financial Officer	2007	¥228,000	¥0	¥0	¥0	¥228,000

COMPENSATION REPORT FROM THE COMPENSATION COMMITTEE
OF THE BOARD OF DIRECTORS

This report describes our company’s executive officer compensation strategy, the components of the compensation program, and the manner in which the 2008 compensation determinations were made for our Chief Executive Officer, Adam Yan, and our other executive officers (collectively, the “Executive Officers”).

The Compensation Committee is required to provide shareholders a report explaining the rationale and considerations that led to the fundamental executive compensation decisions affecting our Executive Officers. In fulfillment of this requirement, the Compensation Committee, at the direction of our Board of Directors, has prepared the following report for inclusion in this Proxy Statement. None of the members of the Compensation Committee is an Executive Officer or employee of our company.

The duties of the Compensation Committee include determining and approving the Chief Executive Officer’s compensation level, reviewing and making recommendations to the board with respect to other Executive Officers’ compensation, incentive-compensation plans and equity based-plans, and administering our incentive-compensation plans and equity-based plans as in effect and as adopted from time to time by our board.

In 2001, we adopted a one year share option plan for our officers and employees. The 2001 share options have terms of ten years from the date of grant. The exercise price of share options granted under the plan is $4.705 per ordinary share. We have reserved 62,499 ordinary shares for issuance as share options under our 2001 share option plan and have issued options to purchase an aggregate of 62,499 ordinary shares as of November 2, 2009.

In 2005, we adopted an additional share option plan to be implemented following the completion of our initial public offering. This plan authorizes the issuance of up to 5% of the number of ordinary shares outstanding after the initial public offering. Pursuant to this plan, we may issue options to purchase our ordinary shares to our employees and directors (other than the director nominated by our underwriter). The Compensation Committee of the Board of Directors administers this plan.

In 2009, our Board of Directors recommended the creation of an additional share incentive plan to be implemented upon receipt of shareholder approval (see Proposal Three in this annual proxy). This plan would authorize the issuance of up to 302,601 ordinary shares. Pursuant to this plan, we would be permitted to issue options to purchase our ordinary shares to our employees and directors. The Compensation Committee of the Board of Directors would administer this plan.

The fundamental policy of the Board of Directors is to provide our Chief Executive Officer and other Executive Officers with competitive compensation opportunities based upon their contribution to the financial success of our company and their personal performance. It is the Board of Directors’ objective to have a substantial portion of each Executive Officer’s compensation contingent upon our company’s performance as well as upon his or her own level of performance. Accordingly, the compensation package for such Executive Officers is comprised of two elements: (i) base salary and (ii) long-term share-based incentive awards.

Base Salary.  The base salary for each officer is determined on the basis of the following factors: experience, personal performance, the average salary levels in effect for comparable positions within and without the industry and internal comparability considerations. The weight given to each of these factors differs from individual to individual, as the board deems appropriate. In selecting comparable companies for the purposes of maintaining competitive compensation, the Board of Directors considers many factors including geographic location, growth rate, annual revenue and profitability, and market capitalization. The Board of Directors also considers companies outside the industry which may compete with us in recruiting executive talent.

Long-Term Compensation.  The Board of Directors believes that share ownership by management is beneficial in aligning management and shareholder interests with respect to enhancing shareholder value. Share options are used to retain executives and motivate them to improve long-term share market performance. Factors considered in making an award of share options include the individual’s position in our company, his or her performance and responsibilities, and internal comparability considerations.

As a result of the provisions of 2005 share option plan (and the 2009 share incentive plan if approved by our shareholders), the options will provide a return to the Executive Officer only if the Executive Officer remains employed by our company during the vesting period, and then only if the market price of the underlying shares appreciates over the option term. The actual options granted to each of the Executive Officers named in the Summary Compensation Table is indicated in the Long-Term Compensation column.

Compensation of the Chief Executive Officer.  The compensation of the Chief Executive Officer is reviewed annually. Our current Chief Executive Officer, Adam Yan, who assumed this position in November 2000, currently receives a base salary of ¥312,119 per year.

Compensation Committee

Dong Cheng, Ph.D.
John Dai
Brian Lin

AUDIT COMMITTEE REPORT

Our Audit Committee oversees the financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Our independent auditor is responsible for expressing an opinion on the conformity of our company’s audited financial statements with generally accepted accounting principles. We appointed Grant Thornton as our company’s independent auditor for 2008 after reviewing that firm’s performance and independence from management.

In fulfilling our oversight responsibilities, we reviewed with management the audited financial statements prior to their issuance and publication in the 2008 Annual Report to Shareholders. We reviewed with our independent auditor its judgments as to the quality, not just the acceptability, of our company’s accounting principles and discussed with its representatives other matters required to be discussed under generally accepted auditing standards, including matters required to be discussed in accordance with the Statement on Auditing Standards No. 61 (Communication with Audit Committees) of the Auditing Standards Board of the American Institute of Certified Public Accountants. We also discussed with the independent auditor its independence from management and our company and its affiliates, and received its written disclosures pursuant to Independence Standards Board Standard No. 1. We further considered whether the non-audit services described elsewhere in this proxy statement provided by the independent auditor are compatible with maintaining the auditor’s independence.

We also discussed with our independent auditor the overall scope and plans for its audit. We met with the independent auditor, with and without management present, to discuss the results of its examination, its evaluation of our company’s internal controls, and the overall quality of financial reporting.

In reliance upon the reviews and discussions referred to above, we recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in the Annual Report on Form 20-F for the year ended December 31, 2008, for filing with the SEC.

Audit Committee

Dong Cheng, Ph.D.
Dennis O. Laing
Brian Lin

*  *  *

The foregoing Audit Committee and Compensation Committee Reports shall not be deemed “filed” under the Securities Act of 1933, as amended (the “Securities Act”) or Exchange Act, and shall not be deemed to be incorporated by reference in any previous or future documents filed by our company with the SEC under the Securities Act or the Exchange Act, except to the extent that our company specifically incorporates the Audit Committee or Compensation Committee Report by reference in any such document.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

Our Audit Committee has adopted procedures which set forth the manner in which the Audit Committee will review and approve all audit and non-audit services to be provided by the Company’s independent auditor before that firm is retained for such services. The pre-approval procedures are as follows:
•
Any audit or non-audit service to be provided to us by the independent auditor must be submitted to the Audit Committee for review and approval, with a description of the services to be performed and the fees to be charged.

•
The Audit Committee in its sole discretion then approves or disapproves the proposed services and documents such approval, if given, through the execution of an engagement letter for the services by a member of the Audit Committee.

DISCLOSURE OF FEES CHARGED BY INDEPENDENT AUDITOR

Audit Fees

We paid Grant Thornton’s fee in the aggregate amount of $135,000 for the annual audit of our financial statements for fiscal year 2008.

We paid Hansen Barnett & Maxwell’s (“Hansen Barnett”) fee in the aggregate amount of $100,000 for the annual audit of our financial statements for the fiscal year 2007.

Audit Related Fees

We did not pay Grant Thornton any fees for audit-related services for the 2008 fiscal year.

We paid Hansen Barnett $15,000 for audit-related services for the 2007 fiscal year. These audit-related fees consisted of services related to our registration statement on Form F-3 filing to register the placement agent warrants from the IPO and services related to our acquisition of Crownhead and Royalstone.

Tax Fees

We did not pay Grant Thornton or Hansen Barnett any fees for tax services for fiscal years 2008 and 2007, respectively.

In the process of assessing its selection of auditing firm, the Audit Committee considers whether services other than audit and audit-related services provided by its auditor are compatible with maintaining the auditor’s independence.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors,

/s/ Adam Yan
Adam Yan
Chairman and Chief Executive Officer

Dated: November 11, 2009

eFUTURE INFORMATION TECHNOLOGY INC.

2009 SHARE INCENTIVE PLAN

1. Purpose and Effective Date.

(a) The purpose of the eFuture Information Technology Inc. 2009 Share Incentive Plan (the “Plan”) is to further the long term stability and financial success of eFuture Information Technology Inc. (the “Company”) by attracting and retaining personnel, including employees, non-employee directors, and consultants, through the use of stock incentives. It is believed that ownership of Company stock will stimulate the efforts of those employees upon whose judgment, interest and efforts the Company is and will be largely dependent for the successful conduct of its business.

(b) The Plan was adopted by the Board of Directors of the Company on May 20, 2009 (the “Effective Date”).

2. Definitions.

(a) Act. The Securities Exchange Act of 1934, as amended.

(b) Affiliate. The meaning assigned to the term “affiliate” under Rule 12b-2 of the Act.

(c) Applicable Withholding Taxes. The aggregate amount of federal, state and local income and payroll taxes that the Company is required to withhold (based on the minimum applicable statutory withholding rates) in connection with any exercise of an Option or the award, lapse of restrictions or payment with respect to Restricted Stock.

(d) Award. The award of an Option or Restricted Stock under the Plan.

(e) Beneficiary. The person or persons entitled to receive a benefit pursuant to an Award upon the death of a Participant.

(f) Board. The Board of Directors of the Company.

(g) Cause. Dishonesty, fraud, misconduct, gross incompetence, gross negligence, breach of a material fiduciary duty, material breach of an agreement with the Company, unauthorized use or disclosure of confidential information or trade secrets, or conviction or confession of a crime punishable by law (except minor violations), in each case as determined by the Committee, which determination shall be binding. Notwithstanding the foregoing, if “Cause” is defined in an employment agreement between a Participant and the Company, “Cause” shall have the meaning assigned to it in such agreement.

(h) Change of Control.

(i) The acquisition by any unrelated person of beneficial ownership (as that term is used for purposes of the Act) of 50% or more of the then outstanding ordinary shares of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors. The term “unrelated person” means any person other than (x) the Company and its subsidiaries, (y) an employee benefit plan or related trust sponsored by the Company or its subsidiaries, and (z) a person who acquires stock of the Company pursuant to an agreement with the Company that is approved by the Board in advance of the acquisition. For purposes of this subsection, a “person” means an individual, entity or group, as that term is used for purposes of the Act;

(ii) Any tender or exchange offer, merger or other business combination, sale of assets or any combination of the foregoing transactions, and the Company is not the surviving corporation; and

(iii) A liquidation of the Company.

(i) Code. The Internal Revenue Code of 1986, as amended.

(j) Committee. The Compensation Committee of the Board.

(k) Company. eFuture Information Technology Inc.

(l) Company Stock. The ordinary shares of the Company. In the event of a change in the capital structure of the Company (as provided in Section 12 below), the shares resulting from such a change shall be deemed to be Company Stock within the meaning of the Plan.

(m) Consultant. A person rendering services to the Company who is not an “employee” for purposes of employment tax withholding under the Code.

(n) Corporate Change. A consolidation, merger, dissolution or liquidation of the Company, or a sale or distribution of assets or stock (other than in the ordinary course of business) of the Company; provided that, unless the Committee determines otherwise, a Corporate Change shall only be considered to have occurred with respect to Participants whose business unit is affected by the Corporate Change.

(o) Date of Grant. The date as of which an Award is made by the Committee.

(p) Disability or Disabled. As to an Incentive Stock Option, a Disability within the meaning of Code Section 22(e)(3). As to all other Incentive Awards, the Committee shall determine whether a Disability exists and such determination shall be conclusive.

(q) Fair Market Value.

(i) If Company Stock is traded on a national securities exchange or the NASDAQ Stock Market, the average of the highest and lowest registered sales prices of Company Stock on such exchange or the NASDAQ Stock Market;

(ii) If Company Stock is traded in the over-the-counter market, the average between the closing bid and asked prices as reported by the NASDAQ Stock Market; or

(iii) If shares of Company Stock are not publicly traded, the Fair Market Value shall be determined by the Committee using any reasonable method in good faith.

Fair Market Value shall be determined as of the applicable date specified in the Plan or, if there are no trades on such date, the value shall be determined as of the last preceding day on which Company Stock is traded.

(r) Incentive Stock Option. An Option intended to meet the requirements of, and qualify for favorable Federal income tax treatment under, Code Section 422.

(s) Nonstatutory Stock Option. An Option that does not meet the requirements of Code Section 422, or that is otherwise not intended to be an Incentive Stock Option and is so designated.

(t) Option. A right to purchase Company Stock granted under the Plan, at a price determined in accordance with the Plan.

(u) Participant. Any individual who receives an Award under the Plan.

(v) Restricted Stock. Company Stock awarded upon the terms and subject to the restrictions set forth in Section 7 below.

(w) Rule 16b-3. Rule 16b-3 of the Act, including any corresponding subsequent rule or any amendments to Rule 16b-3 enacted after the effective date of the Plan.

(x) 10% Shareholder. A person who owns, directly or indirectly, stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate. Indirect ownership of stock shall be determined in accordance with Code Section 424(d).

3. General. Awards of Options and Restricted Stock may be granted under the Plan. Options granted under the Plan may be Incentive Stock Options or Nonstatutory Stock Options.

4. Stock. Subject to Section 12 of the Plan, there shall be reserved for issuance under the Plan a total of 332,000 unissued shares of Company Stock.  Shares allocable to Options granted under the Plan that expire or otherwise terminate unexercised and shares that are forfeited pursuant to restrictions on Restricted Stock awarded under the Plan may again be subjected to an Award under this Plan. For purposes of determining the number of shares that are available for Awards under the Plan, such number shall, if permissible under Rule 16b-3, include the number of shares surrendered by a Participant or retained by the Company (a) in connection with the exercise of an Option or (b) in payment of Applicable Withholding Taxes.

5. Eligibility.

(a) Any employee of, non-employee director of, or Consultant to the Company or its affiliates, who, in the judgment of the Committee, has contributed or can be expected to contribute to the profits or growth of the Company is eligible to become a Participant. The Committee shall have the power and complete discretion, as provided in Section 14, to select eligible Participants and to determine for each Participant the terms, conditions and nature of the Award and the number of shares to be allocated as part of the Award; provided, however, that any award made to a member of the Committee must be approved by the Board. The Committee is expressly authorized to make an Award to a Participant conditioned on the surrender for cancellation of an existing Award.

(b) The grant of an Award shall not obligate the Company to pay an employee any particular amount of remuneration, to continue the employment of the employee after the grant or to make further grants to the employee at any time thereafter.

(c) Non-employee directors and Consultants shall not be eligible to receive the Award of an Incentive Stock Option.

6. Stock Options.

(a) Whenever the Committee deems it appropriate to grant Options, notice shall be given to the Participant stating the number of shares for which Options are granted, the Option price per share, whether the options are Incentive Stock Options or Nonstatutory Stock Options, and the conditions to which the grant and exercise of the Options are subject. This notice, when duly accepted in writing by the Participant, shall become a stock option agreement between the Company and the Participant.

(b) The Committee shall establish the exercise price of Options. The exercise price of an Incentive Stock Option shall be not less than 100% of the Fair Market Value of such shares on the Date of Grant, provided that if the Participant is a 10% Shareholder, the exercise price of an Incentive Stock Option shall be not less than 110% of the Fair Market Value of such shares on the Date of Grant. The exercise price of a Nonstatutory Stock Option Award shall not be less than 100% of the Fair Market Value of the shares of Company Stock covered by the Option on the Date of Grant.

(c) Options may be exercised in whole or in part at such times as may be specified by the Committee in the Participant’s stock option agreement. The Committee may impose such vesting conditions and other requirements as the Committee deems appropriate, and the Committee may include such provisions regarding a Change of Control or Corporate Change as the Committee deems appropriate.

(d) The Committee shall establish the term of each Option in the Participant’s stock option agreement. The term of an Incentive Stock Option shall not be longer than ten years from the Date of Grant, except that an Incentive Stock Option granted to a 10% Shareholder may not have a term in excess of five years. No option may be exercised after the expiration of its term or, except as set forth in the Participant’s stock option agreement, after the termination of the Participant’s employment. The Committee shall set forth in the Participant’s stock option agreement when, and under what circumstances, an Option may be exercised after termination of the Participant’s employment or period of service; provided that no Incentive Stock Option may be exercised after (i) three months from the Participant’s termination of employment with the Company for reasons other than Disability or death, or (ii) one year from the Participant’s termination of employment on account of Disability or death. The Committee may, in its sole discretion, amend a previously granted Incentive Stock Option to provide for more liberal exercise provisions, provided however that if the Incentive Stock Option as amended no longer meets the requirements of Code Section 422, and, as a result the Option no longer qualifies for favorable federal income tax treatment under Code Section 422, the amendment shall not become effective without the written consent of the Participant.

(e) An Incentive Stock Option, by its terms, shall be exercisable in any calendar year only to the extent that the aggregate Fair Market Value (determined at the Date of Grant) of Company Stock with respect to which Incentive Stock Options are exercisable by the Participant for the first time during the calendar year does not exceed $100,000 (the “Limitation Amount”). Incentive Stock Options granted under the Plan and all other plans of the Company and any parent or Subsidiary of the Company shall be aggregated for purposes of determining whether the Limitation Amount has been exceeded. The Board may impose such conditions as it deems appropriate on an Incentive Stock option to ensure that the foregoing requirement is met. If Incentive Stock Options that first become exercisable in a calendar year exceed the Limitation Amount, the excess Options will be treated as Nonstatutory Stock Options to the extent permitted by law.

(f) If a Participant dies and if the Participant’s stock option agreement provides that part or all of the Option may be exercised after the Participant’s death, then such portion may be exercised by the personal representative of the Participant’s estate during the time period specified in the stock option agreement.

(g) If a Participant’s employment or services is terminated by the Company for Cause, the Participant’s Options shall terminate as of the date of the misconduct.

7. Restricted Stock Awards.

(a) Whenever the Committee deems it appropriate to grant a Restricted Stock Award, notice shall be given to the Participant stating the number of shares of Restricted Stock for which the Award is granted and the terms and conditions to which the Award is subject. This notice, when accepted in writing by the Participant, shall become an Award agreement between the Company and the Participant. Certificates representing the shares shall be issued in the name of the Participant, subject to the restrictions imposed by the Plan and the Committee. A Restricted Stock Award may be made by the Committee in its discretion without cash consideration.

(b) The Committee may place such restrictions on the transferability and vesting of Restricted Stock as the Committee deems appropriate, including restrictions relating to continued employment and financial performance goals. Without limiting the foregoing, the Committee may provide performance or Change of Control or Corporate Change acceleration parameters under which all, or a portion, of the Restricted Stock will vest on the Company’s achievement of established performance objectives. Restricted Stock may not be sold, assigned, transferred, disposed of, pledged, hypothecated or otherwise encumbered until the restrictions on such shares shall have lapsed or shall have been removed pursuant to subsection (c) below.

(c) The Committee may provide in a Restricted Stock Award, or subsequently, that the restrictions will lapse if a Change of Control or Corporate Change occurs. The Committee may at any time, in its sole discretion, accelerate the time at which any or all restrictions will lapse or may remove restrictions on Restricted Stock as it deems appropriate.

(d) A Participant shall hold shares of Restricted Stock subject to the restrictions set forth in the Award agreement and in the Plan. In other respects, the Participant shall have all the rights of a shareholder with respect to the shares of Restricted Stock, including, but not limited to, the right to vote such shares and the right to receive all cash dividends and other distributions paid thereon. Certificates representing Restricted Stock shall bear a legend referring to the restrictions set forth in the Plan and the Participant’s Award agreement. If stock dividends are declared on Restricted Stock, such stock dividends or other distributions shall be subject to the same restrictions as the underlying shares of Restricted Stock.

8. Method of Exercise of Options.

(a) Options may be exercised by giving written notice of the exercise to the Company, stating the number of shares the Participant has elected to purchase under the Option. Such notice shall be effective only if accompanied by the exercise price in full in cash; provided that, if the terms of an Option so permit, the Participant may (i) deliver Company Stock that the Participant has owned for at least six months (valued at Fair Market Value on the date of exercise), or (ii) exercise any applicable net exercise provision contained therein. Unless otherwise specifically provided in the Option, any payment of the exercise price paid by delivery of Company Stock acquired directly or indirectly from the Company shall be paid only with shares of Company Stock that have been held by the Participant for more than six months (or such longer or shorter period of time required to avoid a charge to earnings for financial accounting purposes).

(b) Notwithstanding anything herein to the contrary, Awards shall always be granted and exercised in such a manner as to conform to the provisions of Rule 16b-3.

9. Applicable Withholding Taxes. Each Participant shall agree, as a condition of receiving an Award, to pay to the Company, or make arrangements satisfactory to the Company regarding the payment of, all Applicable Withholding Taxes with respect to the Award. Until the Applicable Withholding Taxes have been paid or arrangements satisfactory to the Company have been made, no stock certificates (or, in the case of Restricted Stock, no stock certificates free of a restrictive legend) shall be issued to the Participant. As an alternative to making a cash payment to the Company to satisfy Applicable Withholding Tax obligations, the Committee may establish procedures permitting the Participant to elect to (a) deliver shares of already owned Company Stock (subject to such restrictions as the Committee may establish, including a requirement that any shares of Company Stock so delivered shall have been held by the Participant for not less than six months) or (b) have the Company retain that number of shares of Company Stock that would satisfy all or a specified portion of the Applicable Withholding Taxes. Any such election shall be made only in accordance with procedures established by the Committee and in accordance with Rule 16b-3.

10. Nontransferability of Awards.

(a) In general, Awards, by their terms, shall not be transferable by the Participant except by will or by the laws of descent and distribution or except as described below. Options shall be exercisable, during the Participant’s lifetime, only by the Participant or by his guardian or legal representative.

(b) Notwithstanding the provisions of (a) and subject to federal and state securities laws, the Committee may grant Nonstatutory Stock Options that permit a Participant to transfer the Options to one or more immediate family members, to a trust for the benefit of immediate family members, or to a partnership, limited liability company, or other entity the only partners, members, or interest-holders of which are among the Participant’s immediate family members. Consideration may not be paid for the transfer of Options. The transferee of an Option shall be subject to all conditions applicable to the Option prior to its transfer. The agreement granting the Option shall set forth the transfer conditions and restrictions. The Committee may impose on any transferable Option and on stock issued upon the exercise of an Option such limitations and conditions as the Committee deems appropriate.

11. Termination, Modification, Change. If not sooner terminated by the Board, this Plan shall terminate at the close of business on the tenth anniversary of the Effective Date. No Awards shall be made under the Plan after its termination. The Board may terminate the Plan or may amend the Plan in such respects as it shall deem advisable; provided that, if and to the extent required by Rule 16b-3, no change shall be made that increases the total number of shares of Company Stock reserved for issuance pursuant to Awards granted under the Plan (except pursuant to Section 12), expands the class of persons eligible to receive Awards, or materially increases the benefits accruing to Participants under the Plan, unless such change is authorized by the shareholders of the Company. Notwithstanding the foregoing, the Board may unilaterally amend the Plan and Awards as it deems appropriate to ensure compliance with Rule 16b-3 and to cause Incentive Stock Options to meet the requirements of the Code and regulations thereunder. Except as provided in the preceding sentence, a termination or amendment of the Plan shall not, without the consent of the Participant, adversely affect a Participant’s rights under an Award previously granted to him.

12. Change in Capital Structure.

(a) In the event of a stock dividend, stock split or combination of shares, spin-off, reclassification, recapitalization, merger or other change in the Company’s capital stock (including, but not limited to, the creation or issuance to shareholders generally of rights, options or warrants for the purchase of ordinary shares or preferred stock of the Company), the number and kind of shares of stock or securities of the Company to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of options, and other relevant provisions shall be appropriately adjusted by the Committee, whose determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(b) In the event the Company distributes to its shareholders a dividend, or sells or causes to be sold to a person other than the Company or a Subsidiary shares of stock in any corporation (a “Spinoff Company”) which, immediately before the distribution or sale, was a majority owned Subsidiary of the Company, the Committee shall have the power, in its sole discretion, to make such adjustments as the Committee deems appropriate. The Committee may make adjustments in the number and kind of shares or other securities to be issued under the Plan (under outstanding Awards and Awards to be granted in the future), the exercise price of Options, and other relevant provisions, and, without limiting the foregoing, may substitute securities of a Spinoff Company for securities of the Company. The Committee shall make such adjustments as it determines to be appropriate, considering the economic effect of the distribution or sale on the interests of the Company’s shareholders and the Participants in the businesses operated by the Spinoff Company, and subject to the proviso that any such adjustments or new options shall not be made or granted, respectively, that would result in subjecting the Plan to variable plan accounting treatment. The Committee’s determination shall be binding on all persons. If the adjustment would produce fractional shares with respect to any Award, the Committee may adjust appropriately the number of shares covered by the Award so as to eliminate the fractional shares.

(c) To the extent required to avoid a charge to earnings for financial accounting purposes, adjustments made by the Committee pursuant to this Section 12 to outstanding Awards shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the adjustment and (ii) the ratio of the exercise price per share to the market value per share is not reduced.

(d) Notwithstanding anything in the Plan to the contrary, the Committee may take the foregoing actions without the consent of any Participant, and the Committee’s determination shall be conclusive and binding on all persons for all purposes. The Committee shall make its determinations consistent with Rule 16b-3 and the applicable provisions of the Code.

13. Change of Control. In the event of a Change of Control or Corporate Change, the Committee may take such actions with respect to Awards as the Committee deems appropriate. These actions may include, but shall not be limited to, the following:

(a) At the time the Award is made, provide for the acceleration of the vesting schedule relating to the exercise or realization of the Award so that the Award may be exercised or realized in full on or before a date initially fixed by the Committee;

(b) Provide for the purchase or settlement of any such Award by the Company for any amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of a Participant’s rights had such Award been currently exercisable or payable;

(c) Make adjustments to Awards then outstanding as the Committee deems appropriate to reflect such Change of Control or Corporate Change; provided, however, that to the extent required to avoid a charge to earnings for financial accounting purposes, such adjustments shall be made so that both (i) the aggregate intrinsic value of an Award immediately after the adjustment is not greater than or less than the Award’s aggregate intrinsic value before the Award and (ii) the ratio of the exercise price per share to the market value per share is not reduced; or

(d) Cause any such Award then outstanding to be assumed, or new rights substituted therefore, by the acquiring or surviving legal entity in such Change of Control or Corporate Change.

14. Administration of the Plan.

(a) The Plan shall be administered by the Committee, who shall be appointed by the Board. The Board may designate the Compensation Committee of the Board, or a subcommittee of the Compensation Committee, to be the Committee for purposes of the Plan. If and to the extent required by Rule 16b-3, all members of the Committee shall be “Non-Employee Directors” as that term is defined in Rule 16b-3, and the Committee shall be comprised solely of two or more “outside directors” as that term is defined for purposes of Code section 162(m). If any member of the Committee fails to qualify as an “outside director” or (to the extent required by Rule 16b-3) a “Non-Employee Director,” such person shall immediately cease to be a member of the Committee and shall not take part in future Committee deliberations. The Board of Directors may from time to time may appoint members of the Committee and fill vacancies, however caused, in the Committee.

(b) The Committee shall have the authority to impose such limitations or conditions upon an Award as the Committee deems appropriate to achieve the objectives of the Award and the Plan. Without limiting the foregoing and in addition to the powers set forth elsewhere in the Plan, the Committee shall have the power and complete discretion to determine (i) which eligible persons shall receive an Award and the nature of the Award, (ii) the number of shares of Company Stock to be covered by each Award, (iii) whether Options shall be Incentive Stock options or Nonstatutory Stock Options, (iv) the Fair Market Value of Company Stock, (v) the time or times when an Award shall be granted, (vi) whether an Award shall become vested over a period of time, according to a performance-based vesting schedule or otherwise, and when it shall be fully vested, (vii) the terms and conditions under which restrictions imposed upon an Award shall lapse, (viii) whether a Change of Control or Corporate Change exists, (ix) the terms of incentive programs, performance criteria and other factors relevant to the issuance of Incentive Stock or the lapse of restrictions on Restricted Stock or Options, (x) when Options may be exercised, (xi) whether to approve a Participant’s election with respect to Applicable Withholding Taxes, (xii) conditions relating to the length of time before disposition of Company Stock received in connection with an Award is permitted, (xiii) notice provisions relating to the sale of Company Stock acquired under the Plan, and (xiv) any additional requirements relating to Awards that the Committee deems appropriate. Notwithstanding the foregoing, no “tandem stock options” (where two stock options are issued together and the exercise of one option affects the right to exercise the other option) may be issued in connection with Incentive Stock Options.

(c) The Committee shall have the power to amend the terms of previously granted Awards so long as the terms as amended are consistent with the terms of the Plan and, where applicable, consistent with the qualification of an option as an Incentive Stock Option. The consent of the Participant must be obtained with respect to any amendment that would adversely affect the Participant’s rights under the Award, except that such consent shall not be required if such amendment is for the purpose of complying with Rule 16b-3 or any requirement of the Code applicable to the Award.

(d) The Committee may adopt rules and regulations for carrying out the Plan. The Committee shall have the express discretionary authority to construe and interpret the Plan and the Award agreements, to resolve any ambiguities, to define any terms, and to make any other determinations required by the Plan or an Award agreement. The interpretation and construction of any provisions of the Plan or an Award agreement by the Committee shall be final and conclusive. The Committee may consult with counsel, who may be counsel to the Company, and shall not incur any liability for any action taken in good faith in reliance upon the advice of counsel.

(e) A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members, and any action so taken shall be fully effective as if it had been taken at a meeting.

15. Issuance of Company Stock. The Company shall not be required to issue or deliver any certificate for shares of Company Stock before (i) the admission of such shares to listing on any stock exchange on which Company Stock may then be listed, (ii) receipt of any required registration or other qualification of such shares under any state or federal securities law or regulation that the Company’s counsel shall determine is necessary or advisable, and (iii) the Company shall have been advised by counsel that all applicable legal requirements have been complied with. The Company may place on a certificate representing Company Stock any legend required to reflect restrictions pursuant to the Plan, and any legend deemed necessary by the Company’s counsel to comply with federal or state securities laws. The Company may require a customary written indication of a Participant’s investment intent. Until a Participant has been issued a certificate for the shares of Company Stock acquired, the Participant shall possess no shareholder rights with respect to the shares.

16. Rights Under the Plan. Title to and beneficial ownership of all benefits described in the Plan shall at all times remain with the Company. Participation in the Plan and the right to receive payments under the Plan shall not give a Participant any proprietary interest in the Company or any Affiliate or any of their assets. No trust fund shall be created in connection with the Plan, and there shall be no required funding of amounts that may become payable under the Plan. A Participant shall, for all purposes, be a general creditor of the Company. The interest of a Participant in the Plan cannot be assigned, anticipated, sold, encumbered or pledged and shall not be subject to the claims of his creditors.

17. Beneficiary. A Participant may designate, on a form provided by the Committee, one or more beneficiaries to receive any payments under Awards of Restricted Stock or Incentive Stock after the Participant’s death. If a Participant makes no valid designation, or if the designated beneficiary fails to survive the Participant or otherwise fails to receive the benefits, the Participant’s beneficiary shall be the first of the following persons who survives the Participant: (a) the Participant’s surviving spouse, (b) the Participant’s surviving descendants, per stirpes, or (c) the personal representative of the Participant’s estate.

18. Notice. All notices and other communications required or permitted to be given under this Plan shall be in writing and shall be deemed to have been duly given if delivered personally or mailed first class, postage prepaid, as follows: (a) if to the Company—at its principal business address to the attention of the Secretary; (b) if to any Participant—at the last address of the Participant known to the sender at the time the notice or other communication is sent.

19. Interpretation. The terms of this Plan and Awards granted pursuant to the Plan are subject to all present and future regulations and rulings of the Secretary of the Treasury relating to the qualification of Incentive Stock Options under the Code or compliance with Code section 162(m), to the extent applicable, and they are subject to all present and future rulings of the Securities and Exchange Commission with respect to Rule 16b-3. If any provision of the Plan or an Award conflicts with any such regulation or ruling, to the extent applicable, the Committee shall cause the Plan to be amended, and shall modify the Award, so as to comply, or if for any reason amendments cannot be made, that provision of the Plan and/or the Award shall be void and of no effect.

20.       Code Section 409A.  The terms of this Plan and Awards granted pursuant to the Plan are intended to be exempt from the requirements of section 409A of the Internal Revenue Code of 1986 (the “Code”).  The Committee shall have authority to interpret and amend the Plan or the terms of Awards granted pursuant to the Plan as necessary to ensure that no Award becomes or remains subject to Code section 409A.  Any inadvertent error that results in an Award becoming subject to Code section 409A shall apply only to the individual Award in question and shall have no effect on the exemption of the Plan or other Awards from the requirements of Code section 409A.